Will H. Cai
+852 3758 1210
wcai@cooley.com
February 26, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell
Re:	APRINOIA Therapeutics Inc. Registration Statement on Form F-1 Filed January 26, 2024 File No. 333-276696
Ladies and Gentlemen:
On behalf of our client, APRINOIA Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 5, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 1”) and certain exhibits via EDGAR,
The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.
The Company respectfully advises the Staff that Amendment No. 1 contains the estimated price range and offering size, and that the Company will launch the road show as soon as legally permissible on or around February 29, 2024, subject to market conditions.

February 26, 2024

Registration Statement on Form F-1
Prospectus Summary
Overview, page 1
1.
We note your revised disclosure on pages 3 and 86 that “[y]our tau degrader program is supported by Alzheimer’s Drug Discovery Foundation (“ADDF”) following their rigorous scientific review process.” Please revise to describe and provide the data from the ADDF’s “rigorous scientific review process.” Please also remove your characterizations of your degraders as “potent” as well as your statement that it is feasible for this class of molecules to achieve reasonable brain penetration as these statements appear to be premature given your current stage of development. You may summarize the results of your preclinical studies and discuss your beliefs regarding your product candidates without making conclusions as to efficacy.
In response to the Staff’s comment, the Company has revised pages 3 and 88 of Amendment No. 1.

The Offering, page 12
2.
Your disclosure elsewhere in the document indicates that certain of your outstanding convertible promissory notes will convert into ordinary shares upon the consummation of the IPO. Please revise your disclosure on page 13 and elsewhere throughout the prospectus, as appropriate, to disclose the number of ordinary shares that will be issued pursuant to these conversions. Alternatively, please advise.
In response to the Staff’s comment, the Company has revised pages 14 and 64 of Amendment No. 1.

Business
Our Next-Generation Diagnostics Pipeline, page 91
3.
We note your response to prior comment 3 and reissue in part. Please revise to state whether there were any adverse events in the cited trials and if so, describe them. We also note it appears there may have been other investigator initiated trials other than the Li et al and the Tagai et al trials. If so, disclose whether the results of the unidentified studies were similar to the results of the cited studies. To the extent they were not, describe the studies and their results.
In response to the Staff’s comment, the Company has revised pages 94 and 95 of Amendment No. 1.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

February 26, 2024

Collaborations, page 99
4.
We note your responses to prior comment 1 and to comment 18 from our letter dated December 8, 2023. We are unable to agree with your response to previous comment 18 indicating that you are not substantially dependent on these collaboration agreements given that you entered into them in furtherance of the development of a material product candidate that appears in your pipeline table. Please file these agreements as exhibits to your registration statement. To the extent you continue to disagree, please provide more information about your ability to develop this product candidate without relying on Lundbeck and/or AbbVie.
Additionally, please revise to describe the material terms of your agreements with Lundbeck and AbbVie, including the obligations of all parties to the agreements, the aggregate amounts of all potential milestone payments, quantify any royalty rates or provide a reasonable range, disclose who will own rights to technologies arising from the collaboration, who will have commercialization rights and disclose term and termination provisions.

In response to the Staff’s comment, the Company has filed the aforementioned collaboration agreements as Exhibits 10.14 - 10.21 to the Amendment No.1 and revised page 112 of Amendment No. 1 to describe the material terms of such agreements.

Management
Compensation of Directors and Officers, page 125
5.	Please revise to provide executive compensation information for the year ended December 31, 2023. In response to the Staff’s comment, the Company has revised page 132 of Amendment No. 1.
* * *
55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.
Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Lana Gladstein, General Counsel, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Winston & Strawn LLP